Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended October 31, 2009 through 2013

(in thousands except ratio amounts)

	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations	$193,081	$171,714	$158,320	$153,687	$169,502
Distributed income of equity investees	26,839	24,962	25,714	47,094	23,986
Fixed charges	57,549	46,978	54,239	55,567	51,156

Total Adjusted Earnings	$277,469	$243,654	$238,273	$256,348	$244,644

Fixed Charges:
Interest	$54,840	$43,908	$51,639	$53,226	$48,433
Amortization of debt expense	1,029	1,401	1,063	647	789
Amortization of loss - reacquired debt	238	238	99	—	—
One-third of rental expense	1,442	1,431	1,438	1,694	1,934

Total Fixed Charges	$57,549	$46,978	$54,239	$55,567	$51,156

Ratio of Earnings to Fixed Charges	4.82	5.19	4.39	4.61	4.78